CASCADE ACQUISITION CORP.

1900 Sunset Harbour Dr.

Suite 2102

Miami Beach, Florida 33139

VIA EDGAR

May 27, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. William Demarest

Re:	Cascade Acquisition Corp. Current Report on Form 8-K Submitted May 17, 2021 File No. 001-39728

Dear Mr. Demarest:

Cascade Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 18, 2021 (the “Letter”), regarding the Company’s Current Report on Form 8-K filed with the Commission on May 17, 2021.

This letter is being submitted to the Staff with respect to the Company’s response to the comment in the Letter. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s proposed response. Disclosure changes made in response to the Staff’s comment have been made in Amendment No. 1 to our Current Report on Form 8-K (the “Form 8-K”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form 8-K filed May 17, 2021

Item 4.02, page 1

1.	Please tell us why your filing does not include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing in accordance with Item 4.03(a)(3); or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the Form 8-K to include a statement regarding the discussion of our management with the Company’s independent registered public accounting firm of the matters disclosed in the filing.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Daniel Hirsch
Daniel Hirsch Chief Financial Officer

cc:	Stuart Neuhauser, Esq.
Jessica S. Yuan, Esq.